UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate taxpayer’s ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

In compliance with Article 157, Paragraph 4 of Law 6,404/76 and the Brazilian Securities and Exchange Commission – CVM Instruction No. 358/2002, CPFL Energia S.A. (“CPFL Energia”) informs that ERSA – Energias Renováveis S.A. (“ERSA”) have released, on the date hereof, the following Announcement to the Market:

“ERSA – Energias Renováveis S.A., a publicly held company with head offices in the City of São Paulo, State of São Paulo, located at Avenida Dr. Cardoso de Melo, 1.184, 7th floor, Vila Olímpia, CEP 04548-004, taxpayer number CNPJ 08.439.659/0001-50 (“Company”) hereby informs that it acquired from PST Energias Renováveis e Participações S.A. 100% of the shares of Santa Luzia Energética S.A., owner of Santa Luzia Small Hydro Power Plant, located in the municipalities of São Domingos and Iguaçu, state of Santa Catarina, with installed capacity of 28.5 MW and assured energy of 18.4 average MW. The transfer of control of the shares depends upon the prior approval of the appropriate authorities, such as the National Electric Energy Agency – ANEEL and the Brazilian National Economic and Social Development Bank – BNDES. The Santa Luzia Small Hydro Power Plant has been in commercial operation since July 2011 and the entire amount of its assured energy has been sold through long-term contracts.”

In this regard, we note that the project described above will join the portfolio of renewable energy assets and projects which will be object of the joint venture between CPFL Energia and ERSA, as concluded by the Joint Venture Agreement that CPFL Energia and its subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) (jointly “CPFL”) have entered into with ERSA’s shareholders, which established the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil, such being considered Wind Farms, Small Hydro Power Plants and Biomass Thermoelectric Power Plants, the subject of the Material Fact of April 19, 2011.

São Paulo, August 17, 2011.

CPFL Energia S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.